SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of our disclosure letters we sent to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following matters:

Press release regarding the Company’s unaudited financial condition and results of operations for the three (3) months ended March 31, 2009;

Appointment by the Audit Committee of Sycip Gorres Velayo & Company as the Company’s external auditors for 2009;

Mandatory conversion of Series V Convertible Preferred Stock; and

Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock; and

10 9

Exhibit 1

May 5, 2009

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited financial condition and results of operations for the three (3) months ended March 31, 2009.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

May 5, 2009

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith three (3) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited financial condition and results of operations for the three (3) months ended March 31, 2009.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL C. FURIGAY	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,310 As of March 31, 2009	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

---------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Page 3 of 10

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  5 May 2009

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 1

PRESS RELEASE

1Q09 CONSOLIDATED CORE NET INCOME UP 9% TO P10.2 BILLION

REPORTED NET INCOME DOWN 8% TO P9.6 BILLION DUE TO NON-RECURRING FOREX CHARGES vs FOREX GAINS LAST YEAR

EBITDA AT P21.9 BILLION; FREE CASH FLOW AT P18.9 BILLION

CELLULAR SUBSCRIBER BASE UP 17% TO REACH 36.9 MILLION

TOTAL BROADBAND SUBSCRIBERS BREAK 1.0 MILLION

•         Core net income for the first quarter of 2009 at P10.2 billion, an increase of 9% from the P9.3 billion recorded in the first quarter of 2008

•         Consolidated net income of P9.6 billion for 2009, 8% lower than the P10.4 billion net income in 2008 due to non-recurring forex/derivative losses versus forex/derivative gains last year

•         Consolidated service revenues grew by 4% year-on-year to P36.2 billion. Wireless service revenues increase 6% to P23.9 billion; fixed line service revenues up 3% to P12.7 billion; and ePLDT service revenues improve 1% to P2.6 billion

•         Consolidated EBITDA stable at P21.9 billion; consolidated EBITDA margin at 60% of service revenues

•         Consolidated free cash flow improves to P18.9 billion for the first quarter of 2009

•         Cellular subscriber base reaches 36.9 million; net subscriber additions of 1.7 million for first quarter 2009; growth year-on-year of 17%

•         Total broadband subscribers break the 1 million mark, with aggregate revenue contribution from broadband and internet services of P3.2 billion for the first quarter of 2009, 30% higher than last year

MANILA, Philippines, 5th May 2009 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its financial results for the first three months of 2009 with Core Net Income, net of exceptional items, rising to P10.2 billion, 9% over the Core Net Income of P9.3 billion for the same period in 2008. Consolidated Reported Net Profit of P9.6 billion decreased 8% from the P10.4 billion Reported Net Profit in the same period last year. This quarter’s results were impacted by non-recurring losses from the foreign exchange revaluation of our financial assets and liabilities and derivatives compared with forex and derivative gains last year, partially offset by a lower statutory tax rate. Consolidated service revenues increased by 4% to P36.2 billion, fueled mainly by the 6% growth in data and broadband revenues. Consolidated EBITDA was stable at P21.9 billion while EBITDA margin was 60%.

Consolidated free cash flow remained strong at P18.9 billion in the first three months of 2009. Consolidated capital expenditures stood at P3.9 billion for the quarter. Capital expenditures for 2009 is estimated to reach P27.0 billion.

The Group’s consolidated debt balance as of 31st March 2009 was US$1.7 billion with net debt at approximately US$1.1 billion, net of cash for common dividends paid in April 2009. Net debt to EBITDA stood at 0.6x. On 15th April 2009, PLDT repaid the outstanding balance on its 2009 dollar-denominated Notes amounting to US$114 million. The rest of the Company’s debt maturities are well spread out, with the bulk of debt repayments due in and after 2013. About 72% of consolidated debt are US$-denominated, down from 78% at the end of 2008. The percentage of total U. S. dollar denominated debt hedged has increased to 50% from 42% at the end of 2008. The Group plans to incur additional debt within the year, mainly denominated in pesos, to fund various investments, principally Meralco. Even with this incremental debt forecast, consolidated net debt to EBITDA is expected to remain below 1.0x. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities.

Exhibit 1

Wireless: Starting Off Strong

Wireless service revenues rose to P23.9 billion for the first quarter of 2009, 6% higher than the P22.5 billion realized in the same period last year. Cellular subsidiaries, Smart Communications, Inc. (“Smart”) and Pilipino Telephone Corporation (“Piltel”) continue to lead the industry with their solid performances.

Wireless EBITDA improved by 4% to P15.0 billion in the first three months of this year from P14.5 billion in the same period last year. EBITDA margin decreased slightly to 63% due primarily to adjustments in compensation and employee benefit expenses relating to the long-term incentive plan.

The PLDT Group’s total cellular subscriber base for the first quarter of 2009 grew to 36.9 million subscribers, a 17% growth year-on-year. For the first three months of 2009, Smart and Piltel added 1.7 million subscribers, as compared with 1.5 million in the first quarter of 2008. Smart recorded net additions of approximately 440,000 subscribers to end the period with 21.3 million subscribers while Talk ‘N Text added 1.3 million subscribers to end the quarter with 15.6 million subscribers. Together, Smart and Piltel maintained their leading market share in terms of both revenues and subscribers.

Cellular data revenues were up 3% to P12.1 billion, making up 55% of net service revenues. Cellular voice revenues were likewise up, improving by 6% to P9.5 billion.

Smart continues to expand and improve its 2G network capacity while the rollout of the 3G and HSPA networks has been accelerated to meet expected demand.

“Despite earlier apprehensions that our core businesses would already be negatively impacted by the global recession, we are pleased by our strong performance in the first quarter of 2009 – activations for the period were the highest in recent history and revenues continue to grow," stated Napoleon L. Nazareno, President and CEO of PLDT and Smart.

SmartBro, Smart’s wireless broadband service – through its wholly-owned subsidiary Smart Broadband, Inc. - continued to expand as its wireless broadband subscriber base grew 71% to reach 596,000 as at end-March 2009, 183,000 of which were on SmartBro’s prepaid service. Wireless broadband revenues grew 40% to P1.3 billion, a significant improvement over the P 919 million recorded in the first quarter of 2008.

“Smart continues to explore all means in making internet access as affordable and accessible as possible. Our research shows that our internet traffic has been growing 80% annually since 2006, proving that internet access is fast becoming an indispensable communication tool. Whether via the cellular phone, PC, or any mobile internet device, we aim to provide our subscribers with a faster and richer broadband experience,” added Orlando B. Vea, Chief Wireless Adviser of Smart.

PLDT Fixed Line: Continued Resilience

Fixed line service revenues increased 3% to P12.7 billion in the first three months of 2009 from P12.3 billion in the same period last year as significant gains in data revenues, both from corporate data and residential DSL services, were somewhat attenuated by declines in other segments of the business. National long distance revenues were flat while international long distance revenues continued to weaken due to the shifting of traffic to cellular and other means of communications. Local exchange revenues declined 5% due to the bundling of voice and data services. Data service revenues now contribute 41% of the fixed line’s service revenues as compared with only 35% in the same period last year.

Exhibit 1

Fixed line subscribers grew 1% to 1.8 million on the back of new initiatives on both the corporate, SME and retail fronts. Subscribers to PLDT Landline Plus (“PLP”), a fixed-wireless telephone service that uses a combined fixed/wireless platform in the delivery of fixed line voice and data services, now number close to 135,000. Data and corporate revenues managed to grow despite flat global and domestic demand. Our SME unit continues to make inroads in a market segment estimated at over 600,000 active enterprises, and which constitutes about 32% of the country’s GDP.

Retail DSL continued its strong performance as broadband subscribers grew by over 38,000 to 471,000 at the end of March 2009 from 433,000 at the end of 2008. PLDT DSL generated P1.6 billion in revenues in the first quarter of 2009, up 27% from P1.3 billion in the same period in 2008, accounting for about 50% of the PLDT Group’s broadband and internet revenues for the year.

Fixed line EBITDA in 2008 declined to P6.6 billion due to higher cash operating expenses - mainly compensation and employee benefits and rent expenses. Whilst EBITDA margin has decreased to 52% for the first quarter of 2009 as compared with 57% in the same quarter last year, this year’s margin is in line with the full year EBITDA margin reported in 2008.

"We are aiming to transform our fixed line business from a “plain, old telephone service” to one that serves both the voice and data needs of the ever changing consumer lifestyle of its subscribers, while continuing to improve customer service," declared Nazareno.

ePLDT: Managing Challenges

ePLDT, the Group’s information and communications technology arm, reported service revenues of P2.6 billion in the first quarter of 2009, an increase of 1% from the same period last year. ePLDT’s EBITDA fell to P203 million in the first three months of 2009 as compared with P377 million in the same period last year, mainly due to the impact of the closure of the electronic data discovery (EDD) business and higher cash operating expenses - specifically compensation and employee benefits expense relating to a higher number of call center employees and increased retention packages. Accordingly, EBITDA margin fell to 8% compared with 15% in 2008. ePLDT’s revenues account for 7% of PLDT’s consolidated revenues.

Customer interaction services (more commonly known as “call center”) revenues grew 5% to P900 million. ePLDT Ventus, the umbrella brand for ePLDT’s customer interaction business, now operates six customer interaction service facilities with combined seats of close to 6,500 and an employee base of over 7,100.

SPi Technologies, Inc. (“SPi”), ePLDT’s knowledge processing arm (also known as business process outsourcing or “BPO”), generated revenues of P1.2 billion in the first quarter of 2009, 7% lower than the same period last year. At the end of 2008, SPi chose to wind down the operations of its underperforming EDD business in its legal vertical. Net of the EDD operations, SPi’s service revenues would have increased 15%. Revenues and EBITDA margins in the publishing and medical billing verticals continue to be broadly in line with expectations. In addition to the Philippines and the USA, SPi has operations in India and Vietnam.

“The beneficial impact of our decision to discontinue the operations of our EDD business will be reflected in our 2009 numbers. We are heartened that with this negative drag having been lifted, there is more promise that SPi’s financial performance for 2009 could turn positive. Also encouraging is the sustained success of our Vitro data center which registered a 48% revenue growth year-on-year,” said Ray C. Espinosa, ePLDT President and CEO.

Exhibit 1

Conclusion

“We are buoyed by our strong start for 2009 – we have sustained our growth in both subscriber numbers and revenues across business lines. On this basis, prospects for our full year performance are quite encouraging. Our investment in Meralco shall close no later than end-August; with the PBR adjustment approved recently, prospects for Meralco should improve. We remain committed to our strategy of creating value for our stakeholders – to our customers, by improving customer focus and service quality; to our Shareholders, by delivering profits this year better than last year while establishing new growth areas such as broadband; and to all Filipinos, by providing world-class telecommunications services that are relevant and affordable,” concluded Manuel V. Pangilinan, PLDT Chairman.

###

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

Exhibit 1

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

May 5, 2009

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

May 5, 2009

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,310 As of March 31, 2009	NA	NA
Total No. of Stockholders	Domestic	Foreign

------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 5 May 2009

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

______________________________________________________________

______________________________________________________________

______________________________________________________________

Exhibit 2

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on May 5, 2009:

1. The Board noted and confirmed the appointment of Sycip Gorres Velayo & Co. as the Company’s external auditors to audit the financial statements of the Company for the year 2009 by the Audit Committee in its meeting held on April 29, 2009.

2. The Board approved the following:

(a) The issuance of a notice to the holders of all outstanding shares of the Company’s Series V Convertible Preferred Stock originally issued on August 22, 2002, (the “August 22, 2002 CPS”), that all August 22, 2002 CPS outstanding as of the record date fixed by the Board shall be mandatorily converted into shares of the Company’s Common Stock effective on August 23, 2009.

(b) The record date for the determination of holders of outstanding August 22, 2002 CPS subject to mandatory conversion is August 22, 2009.

Enclosed is a copy of the aforementioned notice.

3. The Board declared a cash dividend in the total amount of P12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2009, payable on June 15, 2009 to the holder of record on May 22, 2009. The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2008, which are sufficient to cover the total amount of dividends declared.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

May 5, 2009

Exhibit 1

NOTICE OF MANDATORY CONVERSION OF

SERIES V CONVERTIBLE PREFERRED STOCK

OF PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

To the Holder(s) of Series V Convertible Preferred Stock of

Philippine Long Distance Telephone Company

We wish to advise that pursuant to the terms of the Company’s Series V Convertible Preferred Stock (“CPS V”), all outstanding shares of CPS V originally issued on August 22, 2002 (the “August 22, 2002 CPS”) will be mandatorily converted into shares of the Company’s Common Stock effective on August 23, 2009 (respectively, the “Mandatory Conversion” and the “Mandatory Conversion Date”).

The Company has fixed August 22, 2009 as the Record Date for the determination of holder(s) of outstanding August 22, 2002 CPS subject to Mandatory Conversion. On Mandatory Conversion Date, each share of August 22, 2002 CPS V outstanding as of the Record Date will be converted into one (1) share of Common Stock of the Company (the “Converted Common Shares”). The stock certificate(s) representing the Converted Common Shares will be registered in the name(s) of the registered owner(s) of the converted August 22, 2002 CPS.

The Hongkong and Shanghai Banking Corporation (HSBC), transfer agent of the Company, will notify the registered owner(s) of the converted August 22, 2002 CPS (the “Holder”) of the availability of the stock certificate(s) representing the Converted Common Shares. HSBC will release the stock certificate(s) to each Holder only upon compliance by such Holder of the following: (1) surrender to HSBC of duly endorsed certificate(s) representing its converted August 22, 2002 CPS; (2) submission to HSBC of a letter in the form of Annex A hereof, containing representations, warranties and undertakings in favor of PLDT; and (3) payment of any taxes, duties and fees which are for such Holder’s account.

Holder(s) will have the right to require the Company to repurchase the Converted Common Shares for 30 days following the Mandatory Conversion Date (the "Put Option"). We will provide more details regarding the Put Option, including exercise and price information, on the Mandatory Conversion Date.

Payment of dividends on the converted August 22, 2002 CPS accruing from July 16, 2009 to August 22, 2009, will be made on September 10, 2009, and the corresponding dividend check(s) will be delivered to the respective addresses on record of the Holder(s) of converted August 22, 2002 CPS.

Exhibit 2

Any inquiries you may have with respect to the Mandatory Conversion should be addressed to HSBC c/o Mr. Weiser Co at telephone number (632) 5817516 or via e-mail at weiserco@hsbc.com.ph.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By : ___________________________

Name : ___________________________

Title : ___________________________

Exhibit 2

ANNEX A

Date:

To: Philippine Long Distance Telephone Company

("PLDT")

(A) We are the registered holders, as of August 22, 2009, of _________ Series V Convertible Preferred Shares of PLDT originally issued on August 22, 2002 (our “August 22, 2002 CPS V”). In connection with the Mandatory Conversion of our August 22, 2002 CPS V, on August 23, 2009, we agree to accept ________ shares of common stock of Pesos 5.00 each in the capital of PLDT (the "Converted Common Shares") issued upon mandatory conversion of our August 22, 2002 CPS V, and hereby authorize the entry of our name in the register of stockholders of PLDT in respect thereof.

(B) We, or the person(s) who own the beneficial interest in the August 22, 2002 CPS V, understand that the Converted Common Shares issued upon mandatory conversion of such August 22, 2002 CPS V have not been and will not be registered under the Securities Act and agree that if we, or such person(s), should sell or transfer such Converted Common Shares we, or such person(s), will do so only in compliance with the Securities Act and other applicable laws and only:-

(a) outside the United States in accordance with Regulation S; or

(b) in accordance with Rule 144 under the Securities Act, if available.

We, or the person(s) who own the beneficial interest in the August 22, 2002 CPS V, understand and agree that the Converted Common Shares issued on conversion of the August 22, 2002 CPS V shall not be deposited into any unrestricted depository receipt facility for Common Shares established or maintained by a depository bank unless and until such Common Shares are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act.

We, or the person(s) who own the beneficial interest in the August 22, 2002 CPS V, understand and agree that the Converted Common Shares issued on conversion of the August 22, 2002 CPS V will bear a legend substantially as follows.

THE COMMON SHARES REPRESENTED BY THIS SHARE CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE SECURITIES LAWS,

Exhibit 2

AND NEITHER SUCH COMMON SHARES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR DISPOSED OF UNLESS SO REGISTERED, EXCEPT (I) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR (II) IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE. THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE SHALL NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY FOR COMMON SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK UNLESS AND UNTIL SUCH COMMON SHARES ARE NO LONGER "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 UNDER THE SECURITIES ACT.

Upon receipt by PLDT at its principal office of a written request from the beneficial holder of the securities represented by such certificate, such legend shall be removed from such certificate in connection with a sale by such holder if such holder has delivered to PLDT at such office an opinion of U.S. counsel reasonably satisfactory to PLDT that such sale is exempt from the registration requirements of the Securities Act pursuant to Rule 904 under Regulation S or, if available, Rule 144.

Yours faithfully,

For and on behalf of

[Name of Registered Owner]

By : ___________________________

Name : ___________________________

Title : ___________________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 5, 2009